UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 12, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly held Company

CNPJ/MF No. 02.421.421/0001-11

NIRE 33.300.324.631

NOTICE TO THE MARKET

CONTROLLING COMPANY’S DEBENTURES ISSUANCE

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB) informs its shareholders and the market in general that its controlling company TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. ("Controlling Company" or “Issuer”) approved at the Extraordinary General Meeting on the present date the 1st (first) issuance of simple debentures, not convertible into shares, of the type with real guarantee, in a single series ("Debentures" and "Issuance", respectively), intended exclusively for professional investors.

In the context of the Controlling Company's Issuance, the Debentures will be issued in the total amount of R$ 4,250 billion, in a single series, with a firm guarantee for the total value of the issuance and with a 5-year term.

The Issuance guarantee does not involve Company shares and consists of: (i) Fiduciary assignment of all dividends, present and future, paid by TIM to the Issuer; and (ii) Fiduciary assignment of the linked account through which TIM's dividends will pass to the Issuer.

The Debentures will be entitled to a remuneration interest corresponding to the accumulated variation of one hundred percent (100%) of the DI rates, plus, exponentially, spreads in the amount of 2.30% per year.

According to the Controlling Company, the net proceeds obtained with the Issuance will be used to pay dividends to its parent companies, as part of the Telecom Italia group refinancing activities.

All the characteristics of the Issuance are described in the Controlling Company’s Extraordinary General Meeting, held on the present date.

This notice is exclusively informative, in accordance with the legislation in force, and should not be interpreted or considered, for all legal purposes and effects, as a sale and/or disclosure material of the Debentures.

Pursuant to the applicable regulations and respecting the rules of conduct set forth therein, additional information about the Controlling Company and the Issuance will be made available on the Investor Relations website of the Controlling Company (http://timbrasilpart.com.br/) and any information about the Company is available at http://ri.tim.com.br/.

Rio de Janeiro, July 12, 2023.

TIM S.A.

Alberto Mario Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 12, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer